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                                                                  Exhibit 99.3.1

    FORM 52-109FT1 - CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, T. Robert MacLean, Chief Executive Officer of Points International Inc., certify that:

     1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Inc. (the issuer) for the period ending December 31, 2004;

     2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

     3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 4, 2005


                                        [Original Signature]
                                        ----------------------------------------
                                        T. Robert MacLean
                                        Chief Executive Officer

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    FORM 52-109FT1 - CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Stephen Yuzpe, Chief Financial Officer of Points International Inc., certify that:

     1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Inc. (the issuer) for the period ending December 31, 2004;

     2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

     3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 4, 2005

                                        /s/ Stephen Yuzpe
                                        ----------------------------------------
                                        Stephen Yuzpe
                                        Chief Financial Officer